Exhibit (a)(16)


                                  NEWS RELEASE
        ISSUED ON BEHALF OF REED INTERNATIONAL P.L.C. AND ELSEVIER N.V.

                                                                      7 May 2001

      REED ELSEVIER'S ACQUISITION OF HARCOURT GENERAL TO BE ALLOWED BY THE
                        DEPARTMENT OF JUSTICE IN THE US


Reed Elsevier plc today announced that the United States Department of Justice will allow the company's proposed acquisition of Harcourt General, Inc. to proceed without challenge. The US Department of Justice review of the on sale of certain Harcourt assets to The Thomson Corporation is continuing.

Outside the United States, the acquisition has already received clearance from the competition authorities in Germany, Austria and Ireland and now awaits regulatory clearance only from the UK competition authorities.

Commenting on the Department of Justice's decision, Crispin Davis, Chief Executive of Reed Elsevier, said: "We are very pleased that this important milestone has been passed."

Contact:

Catherine May, Reed Elsevier, tel: +44 (0)20 7227 5657

Notes to Editors

On 27 October 2000, Reed Elsevier announced that it had signed a definitive agreement with US based Harcourt to make a cash tender offer of $59 per share of common stock, or share equivalent, for the entire issued share capital of Harcourt (NYSE: H). The offer values the equity of the company at $4.45 billion ((pound)3.10 billion/(U)5.37 billion) and has been unanimously recommended by the Harcourt Board.
Reed Elsevier is acquiring Harcourt's Science, Technical and Medical (STM) businesses and its Schools Education and Testing businesses. This will be effected by the purchase of the whole of Harcourt and the on-sale to The Thomson Corporation of Harcourt's Higher Education business and certain Corporate and Professional Services businesses. The total cost of the transaction, after taking into account the on-sale and debt assumed and other liabilities, will be approximately $ 4.5 billion. The transactions are subject to regulatory approvals.


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REED ELSEVIER PLC

Reed Elsevier plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed International P.L.C and Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REED;
Amsterdam: ELSN; New York: RUK, ENL.

In 2000, Reed Elsevier made adjusted profit before taxation of (pound)690 million ($1,042million) on turnover of (pound)3,768 million ($5,690 million). The group employs 27,700 people, including 14,800 in North America.

Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.

Further information on Reed Elsevier can be found on the company's website at www.reedelsevier.com


HARCOURT GENERAL INC

Harcourt General Inc. is a broadband learning company and a major participant in the growing global markets for education, assessment, training and professional information. The company has organised its businesses into four strategic groups, targeting specific customer sets: Scientific Technical and Medical (STM); Kindergarten to Grade12 Education (K-12); Higher Education; and Corporate and Professional Services

In STM, its leading brands include Academic Press, Mosby Inc. and Churchill Livingstone (part of Harcourt Health Sciences) and MD Consult. The Harcourt schools education portfolio includes Harcourt School Publishers; Holt, Reinhart & Winston; Steck-Vaughn; Harcourt College Publishers; Harcourt Learning Direct and Harcourt Educational Measurement. Corporate and Professional Services include The Psychological Corporation, Assessment Systems Inc. and Harcourt Learning Center.